SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

April 8, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Seaway Valley Capital Corporation
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed March 30, 2009
Form 8-K
Filed December 30, 2008
File No. 001-11115

Dear Mr. Owings:

This letter is provided in response to your letter addressed to the undersigned dated April 7, 2009.  Responses are set forth below the items noted by the Staff in your letter.

Preliminary Information Statement on Schedule 14C
General

1.
We note that in response to comment three of our March 24, 2009 letter you state that the disclosure of 4,038 shareholders of record in your 10-K for the year ended December 31, 2007 was made in error and that there has been no significant change in the number of shares since August 2008.  We further note that your 10-KSB for year ended December 31, 2006 states that as of April 16, 2007 there were 330 shareholders of record of your common stock.  Please explain the cause of the decrease from 330 shareholders of record to 124 shareholders of record with a view to why compliance with Rule 13e-3 of the Securities Act of 1934 was not necessary.

Response to Comment 1

We do not know the reason for the decrease in the number of record shareholders.  (Note:  There is no one who was affiliated with the Company on April 16, 2007 who remains affiliated with the Company today; so we do not know how the number of shareholders of record on April 16, 2007 was ascertained for purposes of the disclosure in the 2006 10-KSB ..)  Nevertheless, Seaway Valley Capital Corporation has not taken any action since December 31, 2006 which would have resulted in a reduction in the number of shareholders of record.  Therefore it has done nothing that would have made compliance with Rule 13e-3 necessary.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3
Reasons for Approving the Reverse Split, page 3
Reason #1:  Our Outstanding Derivative Securities, page 4

2.
Please revise the potential conversion amount for the YA Global Investors, L.P. debenture, set forth in the table on page four of your filing, to be consistent with the conversion rate set forth in footnote four.  Specifically, you indicate that the potential conversion is 34,736,979,978, but based on the effective conversion rate provided in footnote four, 75% of the market price, it appears that the potential conversion should be 34,736,973,333.  Please revise or advise us why you believe the conversion rate you have provided is correct.

Response to Comment 2

We are today filing Amendment No. 2 to the 14C.  The correction to the YA Global potential conversion noted in your comment has been made, as have all resulting adjustments.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer